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MAR - 1 2007

SEC FILE NUMBER
8-53395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rohatyn Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 27th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Felix Rohatyn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rohatyn Associates LLC for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 27, 2007

Signature Date

President

Title

State of New York, County of New York

Subscribed and sworn
to before me this 27th
day of February 2007



Janet Lafoon
Notary Public, State of New York
No. 01LA6121020
Qualified in New York County
Term Expires Jan. 3, 2009

ROHATYN ASSOCIATES LLC
(S.E.C. I.D. No. 8-53395)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Security Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

INDEPENDENT AUDITORS' REPORT

To the Member of Rohatyn Associates LLC:

We have audited the accompanying statement of financial condition of Rohatyn Associates LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rohatyn Associates LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

ROHATYN ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,735,719
FEES RECEIVABLE	13,354,167
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS— Less accumulated depreciation and amortization of $272,598	154,704
OTHER ASSETS	65,871
TOTAL ASSETS	$15,310,461

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 4,567,000
Accounts payable and other liabilities	212,257
Deferred consulting fees	33,333
Total liabilities	4,812,590
MEMBER'S EQUITY	10,497,871
TOTAL LIABILITIES AND MEMBER'S EQUITY	$15,310,461

See notes to statement of financial condition.

ROHATYN ASSOCIATES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

1. ORGANIZATION

Rohatyn Associates LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company provides investment banking and corporate finance services to domestic and international companies. Management does not anticipate commencing any new business subsequent to 2006.

The principal business activity of the Company is to provide advisory services to clients engaged in mergers and acquisitions. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Furniture, Equipment & Leasehold Improvements—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter.

Income Taxes—The Company is a single member limited liability company which is disregarded for Federal and New York State and City purposes. Accordingly, no provision for income taxes has been provided for by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

3. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space under a noncancelable lease expiring on December 31, 2008. In addition to base rental, the Company is also subject to additional costs incurred by the landlord. The minimum rental commitments under this lease are as follows:

December 31	Minimum Rental Commitments
2007	$ 155,820
2008	155,820
Thereafter	-
Total	$ 311,640

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,458,606, which was $1,137,767 in excess of its required net capital of $320,839. The Company's ratio of aggregate indebtedness to net capital was 3.3 to 1.

5. CONCENTRATION

The company has accounts receivable from only three clients. Though these amounts are unsecured, the Company does not anticipate any losses relating to these receivables since these are from major business enterprises that are credit-worthy and established.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Rohatyn Associates LLC
280 Park Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of Rohatyn Associates LLC (the "Company"), as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we noted the following condition involving the Company's internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the member, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END